PRESS RELEASE

Grupo Casa Saba, S.A.B. de C.V. (“GCS”) (BMV: SAB*) informs that, as of today, it has signed a stock purchase agreement with Pharma Equity Global Fund LLC and World Global Equity Fund LLC to sell all of its subsidiaries dedicated to the pharmaceutical products wholesale and distribution business for a total consideration of approximately $4,500 million Mexican Pesos. The transaction includes the assumption of all liabilities related to this business as well as the entirety of its operational and real estate assets.

The closing of the transaction is subject to customary corporate and regulatory approvals for this type of transaction.

As part of its strategy to strengthen its balance sheet, GCS will use the net proceeds from such transaction to reduce bank debt at the GCS level. As a result of this transaction, GCS will focus exclusively on its pharmacy retail business in Mexico and Chile and its GNC franchise in Brazil.

Estructura Partners acted as exclusive financial advisor to GCS.